Suite 600 – 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5
Telephone No.: 778-729-0600 Fax No.: 778-729-0650

INFORMATION CIRCULAR
as at April 25, 2016 (unless otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Auryn Resources Inc. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 16, 2016 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to the “Company”, “we” and “our” refer to Auryn Resources Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to delivery of the Information Circular, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1. of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of beneficial Shareholders (“Notice-and- Access Provisions”), which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

Notice-and-Access Provisions allow reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than by delivering such materials by mail. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

Use of Notice-and-Access Provisions reduces paper waste and printing and mailing costs incurred by the issuer. In order for the Company to utilize Notice-and-Access Provisions the Company must send a notice to Shareholders, including Non-Registered Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company, a paper copy of those materials. This Information Circular has been posted in full on the Company’s website at http://www.aurynresources.com/investors/investor-package/ and under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The requirements of that notice, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis, and explain the Notice-and-Access Provisions process, have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document (a form of Proxy in the case of registered Shareholders or a Voting Instruction Form in the case of Non-Registered Holders).

As the Company is a reporting issuer that is using the Notice-and-Access Provisions for a second time, it was not required to file a notification at least 25 days prior to the Record Date indicating its intent to use the Notice-and Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of the information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the information circular from the Company or any intermediary unless such Shareholder specifically requests same.

The Company will be delivering proxy-related materials to NOBOs directly with the assistance of Computershare Trust Company of Canada (“Computershare”). The Company will pay intermediaries for delivery of proxy-related materials to OBOs.

Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company at Suite 600 – 1199 West Hastings Street, Vancouver, British Columbia, Tel: (778) 729-0600 or Fax: (778) 729-0650. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the deadline for receipt of Proxies at 10 a.m. on June 14, 2016 (the “Proxy Deadline”), it is strongly suggested that a Shareholder ensure their request is received by the Company no later than May 31, 2016.

All Shareholders may call 1-800-863-8655 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. A registered shareholder may submit a proxy using one of the following methods:

(a)

complete, date and sign the Proxy and return it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9; or

(b)

use a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

log on to Computershare’s website at, www.investorvote.com. Registered shareholders must follow the instructions provided on the website and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

In either case you must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company’s board of directors (the “Board”) at its discretion without notice.

Beneficial Shareholders

The following information is of significant importance to many Shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker (an “intermediary”). In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) who object to their name being disclosed to the issuers of securities they own; or Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company utilizing the Notice-and-Access Provisions. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly utilizing the Notice-and-Access Provisions, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediaries on how to vote on your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and the United States. Broadridge mails a Voting Instruction Form (“VIF”), in lieu of the Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF and return the completed VIF to Broadridge either by mail or facsimile. Broadridge will then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed by you attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed April 25, 2016 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the TSX Venture Exchange (the “TSXV”). The Company is authorized to issue an unlimited number of Common Shares. As of The Record Date, there were 49,124,979 Common Shares issued and outstanding, each carrying the right to one vote. There are no Common Shares held in escrow. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of preferred shares. There were no preferred shares issued and outstanding as at The Record Date.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at the Record Date.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors than there are vacancies to fill, or another auditor is nominated, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company was last set at six by ordinary resolution of the shareholders on April 9, 2015. Following the last annual general meeting, on August 17, 2015 and pursuant to the Articles of the Company the Board appointed a seventh director. Accordingly, the Board proposes that the number of directors to be elected at the meeting be set at seven. Shareholders will therefore be asked to approve a resolution that the number of persons to be elected as director at the Meeting be set at seven.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following disclosure sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date:

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Shawn Wallace President, Chief Executive Officer, Director British Columbia, Canada	Since May 7, 2013	3,318,333(5)
Ivan James Bebek(2) Director British Columbia, Canada	Since November 2, 2009	3,664,233(6)
Steve Cook(2) (3) (4) Director British Columbia, Canada	Since October 28, 2013	665,200 (7)
Gordon J. Fretwell(2) (3) (4) Director British Columbia, Canada	Since October 28, 2013	45,384(8)
Keith Minty Director British Columbia, Canada	Since October 28, 2013	110,000(9)
Daniel T. McCoy(3)(4) Director Nevada, USA	Since February 26, 2015	180,000(10)
Antonio Arribas Director Michigan, USA	Since August 17, 2015	Nil(11)

Notes:

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	Member of Audit Committee.
(3)	Member of Compensation Committee.
(4)	Member of Nominating and Governance Committee.
(5)	Mr. Wallace holds options to purchase 300,000 Common Shares.
(6)	Mr. Bebek holds options to purchase 300,000 Common Shares.
(7)

645,200 of these Common Shares are held by SMCook Legal Services Law Corporation, a company over which Mr. Cook has control and direction. Mr. Cook holds options to purchase an aggregate of 130,000 Common Share. SMCook Legal Services Law Corporation holds Warrants to purchase 250,000 Common Shares.

(8)	Mr. Fretwell holds options to purchase 130,000 Common Shares.
(9)	Mr. Minty holds options to purchase 130,000 Common Shares.
(10)	Mr. McCoy holds options to purchase 43,750 Common Shares.
(11)	Mr. Arribas holds options to purchase 130,000 Common Shares.

Occupation, Business or Employment of Nominees

Shawn Wallace – Mr. Wallace is President, Chief Executive Officer and Director to the Company. Mr Wallace has been involved in all aspects of the mining industry, from mineral exploration and project management, to financing, mergers & acquisitions, and corporate development. Over the past 25 years, Mr. Wallace has been instrumental in building numerous high-quality mineral exploration, development, and production stage companies including co-founding Cayden Resources, which was acquired by Agnico Eagle Mining for $205 million in 2014. Mr. Wallace is also a co-founder and Director of Asanko Gold Inc. and Stratton Resources Inc.

Ivan James Bebek – Mr. Bebek is Executive Chairman and Director to the Company. Mr. Bebek has over 15 years experience in financing, foreign negotiations, and acquisitions in the mineral exploration industry. His understanding of the capital markets and ability to position, structure and finance companies that he has been associated with has been instrumental in their successes. Mr. Bebek formerly was the President. CEO and co-founder of Cayden Resources Inc., which was sold to Agnico Eagle Mining Limited for $205 million in November 2014, a co-founder and a Director of Stratton Resources Inc. and a co-founder of Keegan Resources Inc. (now Asanko Gold).

Steve Cook - Mr. Cook is a practicing tax partner at the law firm of Thorsteinssons LLP, Vancouver, British Columbia. Mr. Cook received his B.Comm. and LL.B. degrees from the University of British Columbia and was called to the British Columbia Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation. Mr. Cook has served on the board of Brett Resources Ltd. prior to it being acquired by Osisko Mining Corp. and Cayden Resources Inc. prior to it being acquired by Agnico Eagle Mining Limited. Mr. Cook currently serves as a Director of Stratton Resources Inc. and Snip Gold Corp.

Gordon J. Fretwell - Mr. Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver, practicing primarily in the areas of corporate and securities law. He currently serves on the board of several public companies engaged in mineral exploration including: Asanko Gold Inc., Quartz Mountain Resources Ltd., Canada Rare Earth Corp. and Coro Mining Corp.

Keith Minty – Mr. Minty obtained a B.Sc. in Mining Engineering from Queen’s University, Kingston Ontario, Canada in 1978. He has over 26 years of open pit and underground mine operational and project development experience in North America, Central America and in Africa. From 2008 to 2013, Mr. Minty was the Chief Operating Officer at Thani Dubai Mining Limited (“Thani”) where he was responsible for all project exploration and operation activities in Yemen and Egypt as well as new business development activities. Prior to joining Thani, he was the South African country manager for Hunter Dickinson Inc. Mr. Minty has also served on the board of directors of Asanko Gold Inc. and Oremex Silver Inc. He currently serves on the boards of St. Andrew Goldfields Ltd., Kria Resources Ltd., Largo Resources Ltd., Callinex Mines Inc. and Antipodes Gold Limited.

Daniel T. McCoy, Ph.D. - Dr. McCoy obtained his doctorate at the University of Alaska and has worked extensively in the exploration sector for over 27 years, specializing in precious metals exploration. Dr. McCoy has a wealth of experience in North America, South America and in Africa. Dr. McCoy was previously employed at Placer Dome as manager for US generative exploration and was formerly President and CEO of Asanko Gold Inc., where he led the exploration team that discovered the Esaase Gold deposit in Ghana, West Africa. Most recently, Dr. McCoy was Chief Geologist and a Director of Cayden Resources, where he led the exploration team that led to the acquisition of the El Barqueño project, resulting in the acquisition of the Company by Agnico Eagle Mining.

Antonio Arribas – Antonio Arribas holds a BA and MSc in Geology from the Universidad de Salamanca and a PhD from the University of Michigan. He is a world-renowned expert in his field with over 20 years experience in the resources industry across multiple companies, commodities and geographic regions. Mr. Arribas has held a variety of positions including Vice President Geoscience at BHP Billiton Minerals Exploration in Singapore (2013), Senior Manager Geosciences at Newmont Mining Corp. (2012) in Denver, Colorado, and Exploration Manager South America at Placer Dome Exploration in Reno, Nevada (2006). Mr. Arribas is currently a Professor at the Graduate School of Mineral Resource Sciences of Akita University, Japan. He is an experienced lecturer and has contributed to over 40 publications. In 2013, Mr. Arribas was elected President of The Society of Economic Geologists, Inc., where he continues to be a member.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders and Bankruptcy

Except as set out below, within the last 10 years before the date of this Information Circular, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Gordon Fretwell was a director of Pine Valley Mining Company in 2007, which became subject to an order under the Companies’ Creditor Assistance Act (British Columbia) during the year following (2008) Mr. Fretwell’s resignation from the position of director. Mr. Fretwell is also a past director of Lignol Energy Corp., which was placed into receivership in September 2014.

APPOINTMENT OF AUDITOR

Deloitte LLP, Chartered Accountants, 2800 – 1055 Dunsmuir Street, 4 Bentall Centre, P.O. Box 49279, Vancouver, British Columbia V7X 1P4, will be nominated at the Meeting for appointment as auditor of the Company in place of Hay & Watson, Chartered Accountants. Hay & Watson, Chartered Accountants have been auditors of the Company since 2008, but the Board resolved effective October 28, 2015 to change the Company’s auditor to Deloitte LLP, and forwarded Notice of Change of Auditor to Hay & Watson, Chartered Accountants and Deloitte LLP on October 28, 2015. Consequently, Hay & Watson, Chartered Accountants resigned as auditor of the Company on October 28, 2015.

There have been no reportable disagreements between the Company and Hay & Watson, Chartered Accountants and no qualified opinions or any denials of opinions by Hay & Watson, Chartered Accountants for the purposes of National Instrument 51-102. A copy of the Company’s Reporting Package with respect to the termination of Hay & Watson, Chartered Accountants, and the appointment of Deloitte LLP as auditor of the Company (including the Notice of Change of Auditor, a letter from Hay & Watson, Chartered Accountants and a letter from Deloitte LLP) is attached as Schedule A to this Information Circular.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor. Such disclosure is set forth below:

The Audit Committee’s Charter

The Company adopted a new audit committee charter in 2014 as part of an update to its Corporate Governance practices (the “Audit Committee Charter”). A copy of the Audit Committee Charter is posted in full on the Company’s website at http://www.aurynresources.com/corporate/corporate-governance/.

Under the Audit Committee Charter, the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board, and annual evaluation must be done in compliance with the Audit Committee Charter.

The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures.

The Audit Committee is also responsible for the other matters as set out in the Audit Committee Charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

Membership

A majority of the members of the Audit Committee must be independent directors of the Company as defined in sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees (“NI 52-110”), provided that, should the Company become listed on a more senior exchange, each member of the Audit Committee will also satisfy the independence requirements of such senior exchange.

The Audit Committee will consist of at least three members, all of whom shall be financially literate, provided that an Audit Committee member who is not financially literate may be appointed to the Audit Committee if such member becomes financially literate within a reasonable period of time following his or her appointment. Upon graduating to a more senior stock exchange, if required under the rules or policies of such senior exchange, the Audit Committee will consist of at least three members, all of whom shall meet the experience and financial literacy requirements of such senior exchange and of NI 52-110.

Members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and, unless otherwise directed by the Board, an Audit Committee member will cease to be a member of the Audit Committee on ceasing to be an independent director.

Composition of the Audit Committee

The current members of the audit committee are Steve Cook (Chairman), Gordon J. Fretwell and Ivan James Bebek. All current members of the audit committee are considered to be financially literate and all are independent.

Relevant Education and Experience

See disclosure under heading “Occupation, Business or Employment of Nominees”. Each member of the audit committee has:

o

an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

o

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

o	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than Deloitte, Chartered Accountants.

Reliance on Certain Exemptions

Neither the Company’s former auditor, Hay & Watson, Chartered Accountants, nor the Company’s current auditor, Deloitte LLP, Chartered Accountants have provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor. The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Hay & Watson, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with Hay & Watson, Chartered Accountants, for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

The Board resolved on October 28, 2015 that Hay & Watson, Chartered Accountants, not be proposed for reappointment as the auditor of the Company. Deloitte LLP, Chartered Accountants, are the current auditors of the Company. Hay & Watson, Chartered Accountants, prepared the Company’s June 30, 2015 year-end financial statements which were filed on SEDAR at www.sedar.com on October 14, 2015. Deloitte LLP, Chartered Accountants prepared the Company’s financial statements for its new fiscal year end period of December 31, 2015 which were filed on SEDAR on April 28, 2016.

The audit committee has reviewed the nature and amount of the non-audited services provided by each of former auditor, Hay & Watson, Chartered Accountants, to the Company (fiscal year ended June 30, 2015) and by the successor auditor, Deloitte LLP, Chartered Accountants, (new fiscal year end period ended December 31, 2015) to ensure auditor independence. Fees incurred with each of Hay & Watson, Chartered Accountants (fiscal years ended June 30, 2014, and June 30, 2015) and Deloitte LLP, Chartered Accountants (new fiscal year end period ended December 31, 2015) for audit and non-audit services in the last three fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Deloitte LLP in fiscal period ended December 31, 2015	Fees Paid to Hay & Watson in Year Ended June 30, 2015	Fees Paid to Hay & Watson in Year Ended June 30, 2014
Audit Fees(1)	$40,000	$26,000	$14,000
Audit-Related Fees(2)	Nil	Nil	Nil
Tax Fees(3)	Nil	Nil	Nil
All Other Fees	$8,000	Nil	Nil
Total	$48,000	$26,000	$14,000

Notes:

(1)      “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)      “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)      “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)      “All Other Fees” include all other non-audit services. Including the review of the Company’s interim financial statements.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The independent members of the Board facilitates its supervision over management through its attendance at Board meetings and, if deemed necessary, convening in private, without the non-independent members, to review issues of a sensitive nature. Further, the independent members of the Board retain independent consultants where deemed necessary.

The independent members of the Board are Gordon J. Fretwell, Keith Minty, Steve Cook, Daniel T. McCoy and Antonio Arribas. The non-independent members of the Board are Shawn Wallace, who is the President and Chief Executive Officer of the Company and Ivan Bebek, who is the Executive Chairman of the Company. A majority of the Board is independent.

Directorships

The directors are currently serving on boards of other reporting companies (or equivalent) as set out below:

Name of Director	Name of Reporting Issuer	Exchange
Shawn Wallace	Stratton Resources Inc. Asanko Gold Inc.	TSXV TSX, NYSE.MKT
Ivan James Bebek	Stratton Resources Inc.	TSXV
Steve Cook	Stratton Resources Inc. Snip Gold Corp.	TSXV TSXV
Gordon J. Fretwell	Asanko Gold Inc. Northern Dynasty Minerals Ltd. Coro Mining Corp. Lignol Energy Corporation Quartz Mountain Resources Ltd.	TSX, NYSE.MKT TSX, NYSE.MKT TSX TSXV TSXV
Keith Minty	St. Andrew Goldfields Ltd. Kria Resources Ltd. Largo Resources Ltd. Callinex Mines Inc. Antipodes Gold Limited	TSXV N/A TSXV CNX TSXV

Compensation Committee

Current members of the Board’s “Compensation Committee” are: Gordon J. Fretwell (Chairman), Steve Cook, and Daniel T. McCoy.

The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under “Statement of Executive Compensation” below. The Compensation Committee Charter is included in the Governance Manual (the “Governance Manual”) which is posted on the Company’s website at http://www.aurynresources.com/corporate/corporate-governance/.

Compensation Committee functions include: the annual review of compensation paid to the Company’s executive officers and directors, the review of the performance of the Company’s executive officers and the task of making recommendations on compensation to the Board.

The Compensation Committee also periodically considers the grant of stock options. Options have been granted to the executive officers and directors and certain other service providers taking into account competitive compensation factors and the belief that options help align the interests of executive officers, directors and service providers with the interests of shareholders.

Nominating and Governance Committee

Current members of the Board’s “Nominating and Governance Committee” are Gordon Fretwell (Chairman), Steve Cook, and Daniel T. McCoy. The Nominating and Governance Committee’s Charter is posted on the Company’s website at https://www.aurynresources.com/corporate/corporate-governance/.

The Nominating and Governance Committee is responsible for developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to assure that the Company remains in full compliance with such requirements as are applicable to the Company.

In exercising its nominating function the Nominating and Governance Committee evaluates and recommends to the Board the size of the Board and certain persons as nominees for the position of director of the Company. The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the Nominating and Governance Committee and those assessments are then provided to the Board.

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s current exploration properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommended to the Board the appointment of the seven director nominees listed above for election this year.

Other Board Committees

There are no other Board committees. All committees of the Board are described above.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer

In this section “Named Executive Officer” (”NEO”) means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Shawn Wallace, CEO, Peter Rees, CFO and Michael Henrichsen, Chief Operating Officer (“COO”) are each a NEO of the Company for purposes of the following disclosure.

Compensation Discussion and Analysis

The function of the Compensation Committee generally is to assist the Board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company’s base compensation structure and equity-based compensation programs, recommending compensation of the Company’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it into this role. The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.

Prior to appointing members to the Compensation Committee, the Board assesses the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Philosophy and Objectives

Any future compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

The Company relies solely on the discussions of the Board, without any formal objectives, criteria and analysis, for determining executive compensation.

Base Salary

In the Board’s view, paying base salaries or fees competitive in the markets in which the Company operates will be a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications. Comparable companies included but were not limited to: Almaden Minerals, UEX Corporation and Kaminak Gold Corp.

Bonus Incentive Compensation

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee. Such recommendations are generally based on information provided by issuers that are similar in size and scope to the Company’s operations.

No Bonus Incentive Compensation was paid during the six months ended December 31, 2015.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s share option plan. Options to purchase Common Shares in the Company are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The amounts and terms of options granted are determined by the Board.

Given the evolving nature of the Company’s business as a mineral exploration and development company, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The Compensation Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company incentive plans when designing and reviewing such plans and programs.

Actions, Policies and Decisions made following June 30, 2015:

On June 4, 2015 the Company filed notice to change its financial year end from June 30 to December 31 with the transitional financial period to commence on July 1, 2015 and end on December 31, 2015. Accordingly this Information Circular will present the information contained in the Statement of Executive Compensation as at June 30, 2015 and for its transitional financial period ended December 31, 2015.

On August 17, 2015 the Board appointed Antonio Arribas to the Board.

On September 25, 2015, the Company and North Country Gold Corp. (“North Country”) completed the acquisition by the Company of North Country pursuant to a statutory plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”). The Arrangement was approved by shareholders of North Country on September 18, 2015 and received final court approval on September 22, 2015.

Option-Based Awards

The Company has established a share option plan to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes option grants to the Board based on such criteria as performance, previous grants, and hiring incentives. All grants require approval of the Board. The share option plan is administered by the directors of the Company and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. See “Securities Authorized under Equity Compensation Plans” for further information on the Company’s Share Option Plan.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended June 30, 2015, 2014 and 2013 and its transitional financial period ended December 31, 2015 are as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share -based - award s ($)	Option based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long- term incentive plans ($)
Shawn Wallace, (1) CEO	Dec 2015(4) Jun 2015 Jun 2014 Jun 2013	120,000 153,783 85,192 Nil	Nil Nil Nil Nil	118,349 Nil 75,532 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	238,349 153,783 160,724 Nil
Peter Rees, (2) CFO	Dec 2015(4) Jun 2015 Jun 2014 Jun 2013	66,309 93,091 32,504 6,429	Nil Nil Nil Nil	91,037 Nil 44,431 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	157,346 93,091 76,935 6,429
Henrichsen, Michael (3) COO	Dec 2015(4) Jun 2015 Jun 2014 Jun 2013	102,000 207,783 183,054 Nil	Nil Nil Nil Nil	68,278 Nil 75,532 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	170,278 207,783 258,586 Nil

Notes:

(1)	Shawn Wallace was re-appointed as a director on May 7, 2013 and appointed as President and CEO on May 23, 2013.
(2)	Peter Rees was appointed as CFO and Corporate Secretary on September 7, 2012.
(3)	Michael Henrichsen was appointed as COO on November 1, 2013.
(4)	Transitional period from July 1, 2015 to December 31, 2015.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

No share-based awards have been granted to any of the NEOs of the Company. The following table sets out all option-based awards outstanding as at June 30, 2015 and for its transitional financial period ended December 31, 2015, for each NEO:

		Option-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price(2) ($)	Option expiration date (M/D/Y)	Value of unexercised in-the- money options(1) ($)
Shawn Wallace	Dec 2015	130,000(3) 170,000(1)	1.30 0.51	August 17, 2020 February 17, 2019	Nil 96,900
	Jun 2015	170,000(1)	0.51	February 17, 2019	168,300
Peter Rees	Dec 2015	100,000(3) 100,000(1)	1.30 0.51	August 17, 2020 February 17, 2019	Nil 57,000
	Jun 2015	100,000(1)	0.51	February 17, 2019	99,000
Michael Henrichsen	Dec 2015	75,000(3) 170,000(1)	1.30 0.51	August 17, 2020 February 17, 2019	Nil 96,900
	Jun 2015	170,000(1)	0.51	February 17, 2019	168,300

Notes:

1)	These options were granted on February 17, 2014.
2)	On June 30, 2015 the closing price was $1.50 per Common Share and on December 31, 2015 it was $1.08 per Common Share.
3)	These options were granted on August 17, 2015.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the financial year ended June 30, 2015 and for its transitional financial period ended December 31, 2015, for each NEO:

Name	Year	Option-based awards – Value vested during the year[1] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Shawn Wallace	Dec 2015 Jun 2015	77,135 29,476	Nil Nil
Peter Rees	Dec 2015 Jun 2015	59,166 17,339	Nil Nil
Michael Henrichsen	Dec 2015 Jun 2015	44,894 29,476	Nil Nil

Note:

(1)	Determined using the value determined under the Black-Scholes option pricing model and the number of options vested during the year.

See Securities Authorized under Equity Compensation Plans for further information on the Company’s Share Option Plan.

Pension Plan

The Company has no pension plans for its directors, officers or employees.

Termination and Change of Control Benefits

Each NEO has an Executive Employment Agreement whereby, in the event the Company experiences a change of control, each NEO shall have a special right to resign for good reason at any time within twelve (12) months after a Change in Control of the Company. A NEO sending notice of resignation under this section must provide one (1) month’s notice of such resignation.

In the event the NEO is terminated without just cause or resignation for good reason after change in control:

i.	the NEO shall receive two times their annual salary;

ii.

the Company shall continue at its cost the benefits then in effect for the Executive, other than disability insurance, until the earlier of twenty-four (24) months from the termination date or the NEO obtaining comparable benefits through other employment. The Company shall pay the NEO an amount equal to twenty-four (24) months of the then-prevailing premiums for his disability insurance;

iii.

notwithstanding the terms of any stock option plan or agreement, all non-vested stock options held by the NEO shall vest as of the termination date and the NEO shall be entitled to exercise all his stock options until the earlier of their normal expiry date or two (2) years after the termination date; and

iv.	outplacement services at a cost of the lesser of 10% of the NEO’s annual salary or $25,000.

In the event the triggering event took place on the last business day of the Company’s most recently completed financial year, the following gross payments would have become payable:

Name	Gross termination and change of control benefit ($)
Shawn Wallace	504,000
Ivan Bebek	504,000
Daryl Rebek	367,500
Peter Rees	367,500
Michael Henrichsen	428,400

Director Compensation

As compensation during the most recently completed financial year ended June 30, 2015, and during the transitional period ended December 31, 2015, Directors of the Company received option-based awards.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all option-based awards outstanding as at June 30, 2015, and for its transitional financial period ended December 31, 2015, for each director who was not an NEO of the Company:

		Option-based Awards
ame	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money options(2) ($)
Ivan James Bebek	Dec 2015	130,000(3) 170,000(1)	1.30 0.51	August 17, 2020 February 17, 2019	Nil 96,900
	Jun 2015	170,000(1)	0.51	February 17, 2019	168,300
Gordon J. Fretwell	Dec 2015	60,000(3) 70,000(1)	1.30 0.51	August 17, 2020 February 17, 2019	Nil 39,900
	Jun 2015	70,000(1)	0.51	February 17, 2019	69,300
Steve Cook	Dec 2015	60,000(3) 70,000(1)	1.30 0.51	August 17, 2020 February 17, 2019	Nil 39,900
	Jun 2015	70,000(1)	0.51	February 17, 2019	69,300
Keith Minty	Dec 2015	60,000(3) 70,000(1)	1.30 0.51	August 17, 2020 February 17, 2019	Nil 39,900
	Jun 2015	70,000(1)	0.51	February 17, 2019	69,300
Antonio Arribas	Dec 2015	130,000(3)	1.30	August 17, 2020	Nil
Daniel T. McCoy	Dec 2015	70,000(3) 60,000(1)	1.30 0.51	August 17, 2020 February 17, 2019	Nil 34,200
	June 2015	60,000(1)	0.51	February 17, 2019	59,400

Notes:

(1)	These options were granted on February 17, 2014.
(2)	On June 30, 2015 the closing price was $1.50 per Common Share and on December 31, 2015 it was $1.08 per Common Share.
(3)	These options were granted on August 17, 2015.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended June 30, 2015, and for its transitional financial period ended December 31, 2015, for each director, excluding a director who is already set out in disclosure above as an NEO:

Name	Year	Option-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ivan James Bebek	Dec 2015 Jun 2015	77,135(2) 29,476(1)	Nil Nil
Gordon J. Fretwell	Dec 2015 Jun 2015	35,555 (2) 12,137(1)	Nil Nil
Steve Cook	Dec 2015 Jun 2015	35,555(2) 12,137(1)	Nil Nil
Keith Minty	Dec 2015 Jun 2015	35,555(2) 12,137(1)	Nil Nil
Antonio Arribas	Dec 2015	76,206(2)	Nil
Daniel T. McCoy	Dec 2015 Jun 2015	41,362(2) 10,403(1)	Nil Nil

Notes:

(1)	These options were granted on February 17, 2014
(2)	These options were granted on August 17, 2015.
(3)	Determined using the value determined under the Black-Scholes option pricing model and the number of options vested during the year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Board adopted a share option plan, which was first approved by shareholders of the Company on April 29, 2011 (the “Plan”). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Board and its Compensation Committee, and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than 10 years after the date of grant of such option.

The following table sets out equity compensation plan information as at the June 30, 2015 fiscal year end and for its transitional period ended December 31, 2015.

Equity Compensation Plan Information

	Year	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category		(a)	(b)	(c)
Equity compensation plans approved by securityholders	Dec 2015 Jun 2015	2,940,000 1,551,250	$0.89 $0.51	1,942,872 1,464,109
Equity compensation plans not approved by securityholders	Dec 2015 Jun 2015	Nil	Nil	Nil
Total	Dec 2015 Jun 2015	2,940,000 1,551,250	$0.89 $0.51	1,942,872 1,464,109

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Non-brokered Private Placement – December 11, 2014

During the year ended June 30, 2015, on December 11, 2014 the Company completed a non-brokered private placement for gross proceeds of $7,313,300 by issuing 11,251,230 Common Shares of the Company at $0.65 each. The following table sets out the participation by a NEO of the Company:

Name	Number of securities purchased (Common Shares)	Price ($)	Placement ($)
Peter Rees	38,461	0.65	24,999.65

The following table sets out the participation by directors of the Company, excluding any director or officer who is already set out in disclosure above as an NEO:

Name	Number of securities purchased (Common Shares)	Price ($)	Placement ($)
Ivan James Bebek	200,000	0.65	130,000.00
Daniel T. McCoy	100,000	0.65	65,000.00
Keith Minty	80,000	0.65	52,000.00
Gordon J. Fretwell	15,384	0.65	9,999.60
SM Cook Legal Services Law Corporation(1)	231,000	0.65	150,150.00

Note:

(1)	SMCook Legal Services Law Corporate is a company over which Mr. Cook has control and direction.

Non-brokered Private Placement – September 14, 2015

During the transitional fiscal period ended December 31, 2015, on September 14, 2015, the Company completed a further non-brokered private placement for gross proceeds of $5.8 million by issuing 4,835,000 Units of the Company at a price of $1.20 each (the “Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each a “Warrant”), exercisable into a Common Share of the Company at a price of $1.70 each for two years. In the event that the Company’s Common Shares trade at a closing price on the TSX Venture Exchange of equal to or greater than $2.40 per Common Share for a period of 20 consecutive trading days at any time after four months after September 14, 2015, the Company may accelerate the Warrant expiry date by giving notice to the holders thereof and in such case each Warrant will expire on the 30th day after the date on which such notice is given by the Company. The Common Shares issued under this Offering were subject to a four-month hold period, which expired January 14, 2016, and the Common Shares are not registered in the United States of America.

The following table sets out the participation by certain NEOs of the Company:

Name	Number of securities purchased	Price ($)	Placement ($)
Peter Rees	6,000 Common Shares 6,000 Warrants	1.20	7,200.00
Michael Henrichsen	6,000 Common Shares 6,000 Warrants	1.20	7,200.00

The following table sets out the participation by certain directors, excluding a director or officer who is already set out in disclosure above as an NEO:

Name	Number of securities purchased	Price ($)	Placement ($)
Ivan James Bebek	400,000 Common Shares 400,000 Warrants	1.20	480,000.00
Keith Minty	10,000 Common Shares 10,000 Warrants	1.20	12,000.00
SM Cook Legal Services Law Corporation(1)	250,000 Common Shares 250,000 Warrants	1.20	300,000.00

Note:

(1)	SMCook Legal Services Law Corporate is a company over which Mr. Cook has control and direction.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Continuation of Share Option Plan

The TSXV requires that each company listed on the exchange have a stock option plan if the company intends to grant options. In order to increase flexibility of the Company to provide incentive to directors, officers, employees, management and others who provide services to the Company or any subsidiary to act in the best interests of the Company, the shareholders of the Company approved adoption of the Plan on April 29, 2011.

The Plan is a rolling plan. Under the Plan, options totalling a maximum of 10% of the Common Shares outstanding from time to time are available for grant.

To comply with the policies of the TSXV covering “rolling” option plans, continued grants under the Plan must be approved annually by the shareholders of the Company. At the Meeting shareholders will be asked to ratify and approve the Plan for continuation until the next annual general meeting of the Company.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the Plan;

(b)	options granted under the Plan are non-assignable and non-transferable and are issuable for a period of up to 10 years;

(c)	for options granted to Service Providers, the Company must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

(d)

an Option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)

if an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)

in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)	the exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in the Plan);

(h)

vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a director of the Company or its affiliates during the vesting period;

(i)

the Company, may from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law; and

(j)

the Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Plan with respect to all Plan shares in respect of options which have not yet been granted under the Plan.

A copy of the Plan will be available for inspection at the Meeting.

Shareholder Approval

At the Meeting shareholders will be asked to consider and vote on the ordinary resolution to ratify and confirm the Plan, with or without variation, as follows:

“RESOLVED that the Company’s Share Option Plan, dated for reference April 29, 2011, be and is hereby ratified and approved until the next annual meeting of the Company.”

An “ordinary resolution” is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board recommends that shareholders vote in favour of the above resolution.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the year ended June 30, 2015 and the six month new financial year end period ended December 31, 2015 and in the related management discussion and analyses and were filed on SEDAR at www.Sedar.com on October 14, 2015 and April 28, 2016, respectively.

Additional information may be obtained by a Shareholder upon request without charge from the Company’s Chief Financial Officer at Suite 600, 1199 West Hastings Street, Vancouver, B.C. V6E 3T5, telephone number: 778-729-0600 or fax number 778-729-0650 and is also available through the Internet on SEDAR, which can be accessed at www.Sedar.com. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, May 5, 2016.

BY ORDER OF THE BOARD

“Shawn Wallace”

Shawn Wallace
President and Chief Executive Officer

SCHEDULE A

CHANGE OF AUDITOR DOCUMENTS

1.	Notice of Change of Auditor

2.	Letter from Former Auditor

3.	Letter from Successor Auditor

AURYN RESOURCES INC.
Suite 600 -1199 West Hastings Street
Vancouver, British Columbia Canada V6E 3T5
(the “Company”)

NOTICE OF CHANGE OF AUDITOR
(the “Notice”)

To:	Hay & Watson, Chartered Accountants
And To:	Deloitte LLP, Chartered Accountants

1.	The directors of the Company do not propose to re-appoint Hay & Watson, Chartered Accountants, as auditors for the Company; and

2.

The directors of the Company propose to appoint Deloitte LLP, Chartered Accountants, as auditors of the Company, effective October 28, 2015, to hold office until the next annual meeting of the Company.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Company confirms that:

1.

Hay & Watson, Chartered Accountants, was asked to resign as auditor of the Company, effective October 28, 2015, to facilitate the appointment of Deloitte LLP, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia Canada V7X 1P4 ;

2.

Hay & Watson, Chartered Accountants, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which Hay & Watson, Chartered Accountants, issued an audit report in respect of the Company and the date of this Notice;

3.

In the opinion of the Board of Directors of the Company, no “reportable event” as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company nor any period from the most recently completed for which Hay & Watson, Chartered Accountants issued an audit report in respect of the Company and the date of this Notice; and

4.	The Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated as of the 28th day of October , 2015
AURYN RESOURCES INC.

“Peter Rees”

Peter Rees, Chief Financial Officer

October 28, 2015

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs

Change of Auditor of Auryn Resources Inc. (the “Company”)

As required by National Instrument 51-102, we have reviewed the information contained in the Notice of Change of Auditor dated October 28, 2015, given by the Company to ourselves and Deloitte LLP, Chartered Accountants.

Based on our knowledge of this information as of this date, we agree with the statements set out in the Notice.

Yours sincerely

Chartered Professional Accountants

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (778) 374-0496
www.deloitte.ca

November 4, 2015

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Auryn Resources Inc. dated October 28, 2015 (the “Notice”) and, based on our knowledge of such information at this time, we confirm that we agree with the statements contained in the Notice in as far as they relate to Deloitte LLP.

Yours very truly,

Chartered Professional Accountants